Exhibit 99.(a)(3)

VALUECLICK, INC.

(the “Company”)

LETTER OF TRANSMITTAL

To ValueClick, Inc.:

I am currently employed by the Company and am the holder of eligible options, as defined.  I have received from the Company the offering materials filed with the Securities and Exchange Commission on schedule TO on August 26, 2008 describing the offer to tender certain stock options for the right to receive cash payment (the “offering materials”), and I am eligible to participate in the offer.  I have reviewed the list of my eligible options and understand that, by participating in the repurchase offer, I agree to sell all of these eligible options.

In return for my eligible options, I understand the Company will grant me a cash payment in the range of $0.82 to $1.23 per option, which represents the right to receive a specified cash payment as soon as practicable following the expiration of this offer, subject to certain conditions described in the offering materials.

For purposes of participating in the repurchase offer, I hereby give up my entire ownership interest in all of my eligible options, and understand that such options become null and void as of the date that the offer expires.

I acknowledge that I will be unable to revoke the election described in this Letter of Transmittal after the repurchase offer expires, which is currently scheduled to occur at 11:59 P.M., Pacific Daylight Time, on September 24, 2008.

I hereby elect to participate in the repurchase offer dated August 26, 2008 with respect to all of my eligible options.

Signature of Holder:

Print Name:

Home Telephone:

Date:

Address: